October 5, 2007


Via Edgar and Federal Express


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010
Attn:    John Cash
         Accounting Branch Chief

Re:      Greenshift Corporation
         Form 10-KSB for the Fiscal Year Ended December 31, 2006
         File No. 0-28887

Dear Mr. Cash:

Based upon the Staff's review of the filing noted above, the Commission issued a comment letter dated October 2, 2007. The following consists of the Company's response to the Staff's comment letter. For the convenience of the Commission, the comment is repeated verbatim with the Company's response immediately following.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Statement of Cash Flows, page 7

1. Comment: We note your response to prior comment 5 and your reference to Regulation S-X. As a small business issuer you should refer to Regulation S-B. Item 310(b)(1) (iii) of Regulation S-B does not provide for the same level of condensing afforded under Article 10 that you have quoted. We continue to believe that additional disclosure regarding your interim period operating cash flows would be material to your investors. Please revise your future interim filings to provide a reconciliation of net income (loss) to net cash provided by (used in) operating activities, or alternatively disclose this underlying information in the footnotes to your financial statements.

Mr. John Cash
October 5, 2007
Page 2


          Response: We respectfully note your comment and will ensure that our future filings include a reconciliation of net income (loss) to net cash provided by (used in) operating activities in our Statement of Cash Flows.

We are in the process of completing our amended December 31, 2006 Form 10-KSB and our amended March 31, 2007 Form 10-QSB and originally planned to filed such amendments on October 5, 2007. In light of the comment above we will need additional time to incorporate the change in our March 31, 2007 Statement of Cash Flows. We anticipate filing all amended filings by October 12, 2007.



                                   Sincerely,

                                   /s/ Jacqueline Flynn
                                   ------------------------------------
                                       Jacqueline Flynn
                                       Chief Financial Officer